Filed by: National City Bancorporation
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                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: National City Bancorporation
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                                                    Registration No.:  333-61902
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[The following press release was disseminated on June 15, 2001 with respect to the proposed acquisition by Marshall & Ilsley Corporation of National City Bancorporation.]

         National City Bancorporation announced today that the special meeting of its shareholders to consider the proposed merger with Marshall & Ilsley Corporation has been scheduled for 10:00 a.m. Minneapolis time on Tuesday, July 24, 2001 at the offices of the corporation at 651 Nicollet Mall Minneapolis, MN 55402. A record date of June 18, 2001 has been established for the special meeting.

         National City Bancorporation is a $1.2 billion bank holding company founded in 1964 with offices in Minneapolis and Edina, Minn. The corporation also operates Diversified Business Credit, Inc., its asset-based subsidiary with over $300 million in loans to middle-sized businesses. National City's trust company currently has $2 billion in assets, with $900 million under management.

         WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING MARSHALL & ILSLEY CORPORATION'S PROPOSED ACQUISITION OF NATIONAL CITY BANCORPORATION BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE PROXY STATEMENT/PROSPECTUS HAS BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY MARSHALL & ILSLEY CORPORATION AND NATIONAL CITY BANCORPORATION. SECURITY HOLDERS MAY RECEIVE A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER RELATED DOCUMENTS FILED BY MARSHALL & ILSLEY AND NATIONAL CITY BANCORPORATION AT THE COMMISSION'S WEBSITE AT www.sec.gov. IN ADDITION, COPIES OF DOCUMENTS FILED WITH THE COMMISSION BY NATIONAL CITY BANCORPORATION CAN BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO NATIONAL CITY BANCORPORATION ATTENTION: DAVID L. ANDREAS, PRESIDENT AND CHIEF EXECUTIVE OFFICER, NATIONAL CITY BANCORPORATION, 651 NICOLLET MALL, MINNEAPOLIS, MINNESOTA 55402-1611.

         National City Bancorporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of National City Bancorporation with respect to the transactions contemplated by the merger agreement. As of December 31, 2000, the executive officers and


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directors of National City Bancorporation as a group beneficially owned approximately 12 percent of National City Bancorporation's issued and outstanding shares of common stock. Investors and security holders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus.